SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 11-K
☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2006
OR
TRANSITION REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
Commission file number 1-7182
A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
Merrill Lynch & Co., Inc. 401(k) Savings & Investment Plan
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Merrill Lynch & Co., Inc.
4 World Financial Center
New York, N.Y. 10080
Financial Statements and Exhibits
(a) Financial Statements as of December 31, 2006 and 2005 and for the year ended December 31, 2006, and Supplemental Schedule as of December 31, 2006, and Report of Independent Registered Public Accounting Firm.
The financial statements required to be filed hereunder appear commencing at page 2 hereof.
(b) Exhibits
(23.1) Consent of Independent Registered Public Accounting Firm (following financial statements).

MERRILL LYNCH & CO., INC.
401(k) SAVINGS & INVESTMENT PLAN

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS:

Statements of Assets Available for Benefits as of December 31, 2006 and 2005	2

Statement of Changes in Assets Available for Benefits for the Year Ended December 31, 2006	3

Notes to Financial Statements	4-10

SUPPLEMENTAL SCHEDULE-

Form 5500, Schedule H, Part IV, Line 4i—Schedule of Assets (Held at End of Year) as of December 31, 2006	11-13
EX-23.1: Consent of Independent Registered Public Accounting Firm
All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Trustees and Participants
of Merrill Lynch & Co., Inc.
New York, NY
We have audited the accompanying statements of assets available for benefits of the Merrill Lynch & Co., Inc. 401(k) Savings & Investment Plan (the “Plan”) as of December 31, 2006 and 2005, and the related statement of changes in assets available for benefits for the year ended December 31, 2006. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, such financial statements present fairly, in all material respects, the assets available for benefits of the Plan at December 31, 2006 and 2005, and the changes in assets available for benefits for the year ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at year end) as of December 31, 2006 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. Such supplemental schedule has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.
As discussed in Note 2 to the financial statements, the financial statements include investments valued at $290,943,324 (5% of net assets) and $279,561,489 (5% of net assets) as of December 31, 2006 and 2005, respectively, whose fair values have been estimated by management in the absence of readily determinable fair values. Management’s estimates are based on information provided by the fund managers.
/s/ DELOITTE & TOUCHE LLP
New York, New York
June 26, 2007

MERRILL LYNCH & CO., INC.
401(k) SAVINGS & INVESTMENT PLAN
STATEMENTS OF ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2006 AND 2005

	2006	2005
ASSETS:
Investments, at fair value:
Common stock	$1,528,308,452	$1,244,693,323
Registered investment companies	3,339,524,245	2,709,393,155
Common collective trusts	587,990,846	525,546,681
Participant loans	104,115,410	95,638,740

Total investments	5,559,938,953	4,575,271,899

Cash	8,303,059	7,221,450

Net receivable for pending transactions	4,123,492	802,340

Accrued income	3,583,033	3,226,778

ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	$5,575,948,537	$4,586,522,467

Adjustments from fair value to contract value for fully benefit responsive investment contracts	5,937,619	5,705,337

ASSETS AVAILABLE FOR BENEFITS	$5,581,886,156	$4,592,227,804

See notes to financial statements.

MERRILL LYNCH & CO., INC.
401(k) SAVINGS & INVESTMENT PLAN
STATEMENT OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2006

2006

ADDITIONS:
Investment income:
Net appreciation in fair value of investments	$649,657,234
Dividends and interest income	265,222,452

Total investment income	914,879,686

Contributions:
Contributions to the Plan by the Company	58,981,117
Contributions to the Plan by the participants	368,507,501
Rollovers from other qualified plans	33,801,360
Transfers in from other plans	7,206

Total contributions	461,297,184

DEDUCTIONS —
Disbursements of benefits to beneficiaries or participants	386,518,518

NET INCREASE IN ASSETS AVAILABLE FOR BENEFITS	989,658,352

ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	4,592,227,804

End of year	$5,581,886,156

See notes to financial statements.

MERRILL LYNCH & CO., INC.
401(k) SAVINGS & INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2006 AND 2005
AND FOR THE YEAR ENDED DECEMBER 31, 2006

1.	DESCRIPTION OF THE PLAN

The following description of the Merrill Lynch & Co., Inc. 401(k) Savings & Investment Plan (“SIP”) (“The Plan”) is provided for general information purposes only. The Plan includes the Savings and Investment Plan (“SIP”), Vocon and Deferred Profit Sharing Accounts. Participants should refer to the Plan document for more complete information. Terms used in this description have the same meaning as in the Plan document.

SIP Account

General — The account was adopted April 23, 1987 and commenced activities on October 1, 1987. The purpose of the Plan is to encourage employees to save for retirement. The Plan designated the portion of the Plan invested in Merrill Lynch & Co., Inc. (the “Company”) common stock an Employee Stock Ownership Plan (“ESOP”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Eligibility for Pre-tax Contributions — Employees are eligible to participate in the Plan at commencement of employment. Each participant may elect to make contributions to the Plan on a pre-tax basis through payroll deductions from 1% through 25% of such participant’s eligible compensation (as defined in the Plan document) for each pay period up to an annual maximum of $15,000 for 2006. In addition, participants who are age 50 or older and have made the maximum contribution to the Plan, can make an additional catch up contribution to the Plan through payroll deductions from 1% to 25% of eligible compensation to an annual maximum of $5,000. A participant can elect to change the rate at which his/her contribution is determined at any time during the year.

After Tax Contributions — Beginning January 1, 2005 employees may elect to contribute up to 25% of eligible compensation in after-tax dollars up to an annual maximum of $10,000.

Eligibility for Company Contributions — Prior to January 1, 2007, the Company matches one-half of the first 6% of eligible compensation that the employee contributes, up to an annual maximum Company contribution of $2,000, after one year of service. Effective January 1, 2007, the Company matches 100% of the first 4% of each participant’s eligible compensation contributed to the Plan, up to a maximum of $3,000 annually for employees with eligible compensation of less than $300,000, after one year of service. For employees with eligible compensation equal to or greater than $300,000 the maximum annual Company contribution remains $2,000.

Participant Accounts — Individual notional accounts are maintained for each Plan participant. Each participant’s notional account is credited with employee contributions, Company matching contributions and investment earnings, and charged with the allocation of investment losses.

Vesting — Participants are always 100% vested in contributions to the Plan made from their eligible compensation and in amounts rolled over from a former employer’s qualified retirement plan or transfer from another plan, and in each case, the earnings thereon. Participants become vested in Company contributions and earnings thereon based on completed Years of Service: 1 Year of Service – 20% vested; 2 Years of Service – 40% vested; 3 Years of Service – 60% vested; 4 Years of Service – 80% vested; and 5 Years of Service – 100% vested. Participants become 100% vested in Company contributions when they attain age 65 or terminate employment as a result of death. Participants are 100% vested in the dividends paid on Company common stock held in their notional account regardless of their years of service.

Investment Options — Participants direct the investment of their contributions and Company contributions into the various investment options offered by the Plan (see Note 3).

Forfeitures— At December 31, 2006 and 2005 forfeited nonvested accounts totaled approximately $105,000 and $114,000, respectively. These accounts will be used to reduce future employer contributions. During the year ended December 31, 2006, employer contributions were reduced by approximately $1,000,000.

Participant Loans — Generally, active participants in the Plan are eligible for loans from the Plan. A maximum of 2 outstanding loans is permitted at any time. Interest rates on loans are generally calculated based on the prime rate as published in the Wall Street Journal on the last business day of the month prior to the month the loan was obtained. Interest rates on the loans are fixed. General purpose loans have a term of 1 to 5 years and principal residence loans have a term of 1 to 15 years. The maximum loan amount that may be obtained is the lesser of 50% of the participant’s vested account balance reduced by any outstanding loan balance, or $50,000 reduced by the highest outstanding loan balance over the past 12 months.

Payment of Benefits — Distributions of account balances occur upon a participant’s retirement, death or other termination of employment. A participant, or a beneficiary, may receive distributions under one of several options. The options are as follows: lump-sum distribution of cash and/or securities, transfer to an individual retirement account or other brokerage account, or the purchase of an annuity.

Withdrawals — Withdrawals are permitted under certain circumstances. There are two types of withdrawals: hardship and non-hardship. A hardship withdrawal is available under limited circumstances, which the participant must document, and is paid in cash. A non-hardship withdrawal is available under all circumstances. Before age 70 1/2, a non-hardship withdrawal is paid in cash. After age 70 1/2 other payment options are available for a non-hardship withdrawal. The payment options are as follows: lump-sum distributions of cash and/or securities, and transfer to an individual retirement account or other brokerage account. Active participants who are at least age 59 1/2 may elect to withdraw all, but not less than all, of their vested account balances held in Company common stock.

Vocon and Deferred Profit Sharing (“DPS”) Accounts

General — The Vocon Accounts were established under the Pension Plan for Employees of Merrill Lynch & Co., Inc. and Affiliates. These accounts represent the contributory portion of the former pension plan. These after-tax employee contributions were suspended as of December 1986. The Deferred Profit Sharing Accounts were originally established as the Deferred Profit Sharing Plan for Employees of Merrill Lynch, Pierce, Fenner and Smith, Inc. and Affiliates (“MLPF&S” or “Merrill Lynch”). The purpose of this account was to enable employees to participate in the profits of MLPF&S. Employer contributions were suspended as of December 1973.

Participant Accounts — Participants make their own investment decisions with respect to their account balances.

Vesting — Participants are 100% vested in the Vocon and Deferred Profit Sharing Accounts.

Payment of Benefits — Distributions from the Plan are allowed due to death, retirement, in-service withdrawal, or termination.

Other — During 2006, it was determined that certain assets from the Vocon/DPS accounts should have been included in the Statement of Assets Available for Benefits as of December 31, 2005. The amount of assets previously excluded as of December 31, 2005 was $13,628,049, which is deemed to be immaterial. The current year presentation of the Statement of Assets Available for Benefits as of December 31, 2005 has been revised to include such assets.
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Investment Valuation and Income Recognition — Investments are carried at fair value. Fair value is defined as the quoted market value on the last trading day of the period, except for the common collective trust funds (common collective trust funds are maintained by Merrill Lynch Bank USA, an affiliate of the Company, and sub-advised by Merrill Lynch Investment Managers L.P., also an affiliate of the Company) for which fair value is estimated by Plan management with the assistance of State Street Bank and Trust Company, the pricing administrator for the funds, in the absence of readily determinable fair values. The fair value of these funds is based on the market value of the underlying investments, except for the Merrill Lynch Retirement Preservation Trust. The Merrill Lynch Retirement Preservation Trust is a common collective trust fund with underlying investments in investment contracts that are valued at fair value of the underlying investments and then adjusted by the issuer to contract values. The fund may invest in fixed interest insurance investment contracts, money market funds, corporate and government bonds, mortgage-backed securities, bond funds, and other fixed income securities. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made to the fund, plus earnings, less participant withdrawals. The fair value of the Merrill Lynch Preservation Trust was $290,943,324 and $279,561,489 at December 31, 2006 and 2005, respectively. The Merrill Lynch Retirement Preservation Trust maintains a net asset value of $1. The common collective funds accounted for approximately 11% and 12%, respectively, of the total investments as of December 31, 2006 and 2005. As of December 31, 2006 and 2005, 50% and 54%, respectively of the common collective trust investments are invested in Merrill Lynch Retirement Preservation Trust, while 35% and 34% of the common collective trust investments are invested in Merrill Lynch Equity Index Trust III, respectively. Shares of registered investment companies are valued at the quoted market prices, which represent the net asset value of shares held by the Plan at year-end. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date. Dividends and interest received by the Plan are reinvested into the respective funds.

Adoption of new Accounting Guidance—The financial statements reflect the retroactive adoption of Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”). As required by the FSP, the statements of assets available for benefits presents investment contracts at fair value as well as an additional line item showing an adjustment of fully benefit contracts from fair value to contract value. The statement of changes in assets available for benefit is presented on a contract value basis and was not affected by the adoption of the FSP. The adoption of the FSP did not impact the amount of assets available for benefits at December 31, 2006 and 2005.

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of assets available for benefits and changes therein. Actual results could differ from those estimates. Estimates that are particularly susceptible to changes relate to the determination of the fair value of investments.

Risk and Uncertainties — The Plan invests in various securities including the Company’s common stock and mutual funds. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.
3.	INVESTMENTS

The Investment Committee consists of a group of senior executives, excluding any directors or executive officers. The Investment Committee has the authority to designate investment funds for the investment of accounts and to establish rules and procedures with respect to investment funds. All contributions to the Plan may be allocated among any of the available investments selected by the participant from among the investments designated by the Investment Committee.

In 2005 the Investment Committee changed the Plan’s money market fund from the Merrill Lynch Retirement Reserves Money Fund to the Merrill Lynch Premier Institutional Fund. The Merrill Lynch Retirement Reserves Fund was closed and all balances were transferred to the Merrill Lynch Premier Institutional Fund. In addition, in 2005 the Investment Committee closed five funds and added one fund. Balances in eliminated funds were not required to be liquidated but the Investment Committee prohibited additional investments in these funds. At December 31, 2006 there were 33 investment options in the Plan. On September 29, 2006, Merrill Lynch completed the merger of its Merrill Lynch Investment Managers (“MLIM”) business with BlackRock, Inc. (“BlackRock”). In connection with the BlackRock merger, Merrill Lynch received 65 million BlackRock common and preferred shares and owns a 45% voting interest and approximately half of the economic interest of the combined Company. As a result some of the names of MLIM mutual funds offered in the Plan have been rebranded as BlackRock.

During 2006, the Plan’s investments (including investments bought, sold and held during each year) appreciated in value as follows:

Common stock	$444,255,349
Registered investment companies	162,730,620
Common collective trusts	42,671,265

Net appreciation in fair value of investments	$649,657,234

The values of individual investments that represent 5% or more of the Plan’s assets available for benefits at December 31 are as follows:

	2006	2005

*Merrill Lynch & Co., Inc. Common Stock	$1,528,308,452	$1,244,693,323
*Merrill Lynch:
Registered investment companies:
Basic Value Fund Class I	443,857,551	404,087,695
Premier Institutional Fund**	369,206,371	228,363,120
Global Allocation Fund Class I	486,951,892	369,395,162
Common Collective Trust-
Retirement Preservation Trust	296,880,943	285,266,826
*	Permitted party-in-interest as defined by ERISA

**	Represents 5% or more of Plan assets as of December 31, 2006.
4.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Merrill Lynch Trust Company, FSB, a federally chartered savings bank affiliated with the Company, is the trustee of the Plan (the “Trustee”). Additionally, certain mutual funds offered as investment options under the Plan are managed by Merrill Lynch Investment Managers, L.P., an affiliate of the Company. Consequently, parties-in-interest may nominally participate in certain transactions involving Plan assets.

The Retirement Group, a division of Merrill Lynch, Pierce, Fenner & Smith Incorporated (“MLPF&S”), a subsidiary of the Company; and Merrill Lynch Trust Company, FSB perform administrative services for the Plan. Employees of these affiliates may also be participants in the Plan. Certain other administrative functions are performed by employees of the Company who may also be participants in the Plan. No such employee receives compensation from the Plan. Fees paid by the Plan for investment management services are depicted in the mutual fund prospectus in the designated investment options and were included as a reduction of the return earned on such fund.

These transactions are not deemed prohibited party-in-interest transactions, because they are covered by statutory and administrative exemptions from the Internal Revenue Code (“IRC”)’s and ERISA’s rules on prohibited transactions.

At December 31, 2006 and 2005, the Plan held 16,415,773 and 18,377,282 units, respectively, of common stock of Merrill Lynch & Co., Inc., the sponsoring employer, with a cost basis of $673,482,462 and $707,391,683. During the year ended December 31, 2006 the Plan recorded dividend income of $17,690,997 for the common stock of Merrill Lynch & Co., Inc.
5.	ADMINISTRATIVE EXPENSES

Plan expenses, including expenses of the Investment Committee and the Trustee, to the extent not paid by the Plan, are paid by the Company.
6.	PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event of termination of the Plan, participant account balances become fully vested, no further allocations shall be made, and no eligible employee shall become a participant after the date of termination.
7.	FEDERAL INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by letter dated July 22, 2002 that the Plan and related trust are designed in accordance with applicable sections of the IRC. The Plan has been amended since receiving the determination letter; however, the Plan administrator believes that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC.
8.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500
The following is a reconciliation of assets available for benefits per the financial statements to the Form 5500 as of December 31, 2006.

Statement of assets available for benefits:
Assets available for benefits per the financial statements	$5,581,886,156
Adjustment from contract value to fair value	(5,937,619)

Assets available for benefits per the Form 5500, at fair value	$5,575,948,537

For the year ended December 31, 2006, the following is a reconciliation of changes in assets available for benefits per the financial statements to the Form 5500:

Statement of changes in assets available for benefits:
Net increase in assets per the financial statements	$989,658,352
Adjustment from contract value to fair value	(5,937,619)

Net income per the Form 5500	$983,720,733

9.	ACQUISITION

On December 2, 2005 the Company completed its acquisition of The Advest Group, Inc. Employees were allowed to transfer their outstanding loan balances totaling $1,806,692 into the Plan.
10.	SUBSEQUENT EVENT

Effective January 1, 2007 employees are eligible to defer on an after-tax basis through payroll deductions from 1% to 25% of eligible compensation as Roth 401(k) deductions. Provided requirements are met, withdrawals of contributions and any earnings are tax free. A participant’s combined pre-tax and Roth 401(k) contributions cannot exceed the maximum annual amount allowed by law.
******

MERRILL LYNCH & CO., INC.
401(k) SAVINGS & INVESTMENT PLAN
FORM 5500, SCHEDULE H, PART IV, LINE 4i -
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2006

(a) (b)		(e)
Description of Investment, Including	Number of	Current
Maturity Date and Rate of Interest	Shares	Value

COMMON STOCK:
*Merrill Lynch & Co., Inc.	16,415,773	$1,528,308,452

COMMON / COLLECTIVE TRUSTS:
*Merrill Lynch:
Aggregate Bond Index Tier3	863,034	14,662,954
Equity Index Trust III	1,845,050	206,940,821
International Index Tier3	2,372,796	51,394,752
Small Cap Index Tier3	1,203,653	24,048,995
Retirement Preservation Trust	290,943,324	290,943,324

Total Common/ Collective Trusts		587,990,846

REGISTERED INVESTMENT COMPANIES:
*BlackRock:
Balanced Capital Fund Class I	4,936,564	135,311,211
Basic Value Fund Class I	13,293,128	443,857,551
Bond Fund, Inc. - Core Bond Portfolio Class I	6,485,914	74,652,866
Bond Fund, Inc. - High Income Portfolio Class I	3,223,489	16,858,845
Developing Capital Markets Fund Class I	538,753	12,811,546
Equity Dividend Fund Class I	3,888,626	70,500,798
Euro Fund Class I	1,136,392	24,841,537
Focus Twenty Fund Class I	2,540,304	5,029,802
Focus Value Fund Class I	1,619,443	24,291,646
Fundamental Growth Fund Class I	7,757,046	154,442,777
Global Allocation Fund Class I	26,740,906	486,951,892
Global Growth Fund Class I	1,144,559	16,206,948
Global Financial Service Fund Class I	116,150	1,933,905
Global Small Cap Fund Class I	3,194,766	83,255,598
Global Technology Fund Class I	3,074,203	24,624,368
Global Value Fund Class I	2,975,429	47,398,584
Healthcare Fund Class I	3,530,825	22,915,054
International Fund Class I	293,309	3,912,741
International Value Fund Class I	3,318,456	103,237,158
Large Cap Core Fund Class I	6,681,722	95,348,177
Large Cap Growth Fund Class I	4,994,253	53,987,880
Large Cap Value Fund Class I	3,995,544	76,834,316
Latin America Fund Class I	92,994	5,017,050

		(Continued)

MERRILL LYNCH & CO., INC.
401(k) SAVINGS & INVESTMENT PLAN
FORM 5500, SCHEDULE H, PART IV, LINE 4i -
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2006

(a) (b)		(e)
Description of Investment, Including	Number of	Current
Maturity Date and Rate of Interest	Shares	Value

REGISTERED INVESTMENT COMPANIES (continued):

Mid-Cap Value Opportunities Portfolio I	533,536	9,689,010
Natural Resources Trust I	216,102	11,183,285
Pacific Fund Class I	1,110,883	32,226,717
Premier Institutional Fund	369,266,371	369,266,371
Short-Term Bond Fund	213,659	2,142,998
Small Cap Growth	756,231	14,655,765
Small Cap Growth II	1,572,028	23,344,618
Small/Mid-Cap Growth	37,463	587,801
Utilities & Telecommunications Fund Class I	384,399	5,589,160
Value Opportunities Fund Class I	4,667,923	114,457,473
World Income Fund Class I	430,532	2,695,128

Other Registered Investment Companies:
AIM International Growth Fund	449,667	13,377,608
Alliance Berstein Small Cap Growth Fund Class A	120,296	3,255,213
American Growth Fund of America	3,974,137	130,590,138
Artisan Small Cap Fund	389,753	7,093,500
Dodge & Cox Balanced Fund	1,090,974	95,002,000
Evergreen Mid Cap Growth Class I	1,577,519	9,812,165
GSIF U.S. Gov. Zero Coupon Bond 2009 Trust - Series 3	468,794	42,264,621
GSIF U.S. Gov. Zero Coupon Bond 2014 Trust - Series 3	111,892	8,074,105
Harbor Mid-Cap Growth Fund Inst. Class I	224,033	1,785,541
HW Mid-Cap Value Fund Class I	4,272,005	127,519,353
HW Large Cap Value Fund Class I	3,385,624	85,622,432
HW Small Cap Value Fund Class I	1,823,130	83,317,043
Ivy International Fund Class A	74,724	2,493,555
MFS Research Fund	427,893	10,205,254
Mainstay High Yield Corp Bond Fund	3,826,513	24,872,337
Munder Large Cap Growth Fund Class A	48,815	821,561

		(Continued)

MERRILL LYNCH & CO., INC.
401(k) SAVINGS & INVESTMENT PLAN
FORM 5500, SCHEDULE H, PART IV, LINE 4i -
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2006

(a) (b)		(e)
Description of Investment, Including	Number of	Current
Maturity Date and Rate of Interest	Shares	Value

REGISTERED INVESTMENT COMPANIES (continued):

Pimco Total Return Portfolio Institutional	4,297,804	44,611,210
Templeton Institutional	2,952,607	78,746,033

Total Registered Investment Companies		3,339,524,245

TOTAL INVESTMENTS		5,455,823,543

*PARTICIPANT LOANS (maturing 2006 to 2024 at interest rates of 4% to 11%)		104,115,410

Total		$5,559,938,953

* Party-in-interest as defined by ERISA		(Concluded)
Cost information is not required for participant directed investments, and is therefore not included.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee (the persons who administer the employee benefit plan) has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.
Merrill Lynch & Co., Inc.
401(k) Savings & Investment Plan
Date: June 26, 2007

By:/s/ Louis DiMaria

Chairman of the Administrative
Committee of the Merrill Lynch & Co., Inc.
401(k) Saving and Investment Plan